Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

March 3, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 5 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated February 25, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 5 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	With respect to your response to prior comment 1, we note that your website at www.chinadhr.com is currently non-functional. Please advise or revise the registration statement to remove reference to the website.

The website host for www.chinadhr.com expired, resulting in the website being temporarily non-functional. The website is back online and fully functional.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

Assembly, page 3

2.	We note your response to our prior comment 3 and your disclosure on page 3 that no other companies distribute your final branded products except for Friend of Health. However, on page 1, you estimate that 90% of your sales are to distributors. Please revise to clarify. Also please confirm, if true, that you have disclosed all material differences between your relationship with Friend of Health and your relationships with other distributors.

Dehaier has revised the disclosure on page 3 to clarify that no other companies “assemble and distribute” final branded products besides Friend of Health. Dehaier estimates that 90% of its sales are to distributors; however, Friend of Health assembles some of Dehaier’s oxygen concentrators and air compressors and is then allowed to sell those branded products directly, in Chuzhou only. No other companies have this right to assemble and then directly distribute those final branded products.

Under normal circumstances, when a final branded product is assembled by a third party vendor, the branded product then returns to Dehaier for sale to a distributor. However, when Friend of Health finishes assembling a final branded product, it is then allowed to distribute the final product in Chuzhou without first returning it to Dehaier. Friend of Health does return to Dehaier other final branded products that will be sold outside Chuzhou.

Dehaier also confirms that it has disclosed all material differences between its relationship with Friend of Health and its relationships with other distributors.

Make-Good Escrow, page 9

3.	We note your response to prior comment 6. Please revise your disclosure on page 9 and under the heading “Market and Pricing Consideration” on page 101 to clearly and succinctly state how the multiple was used to determine the 2010 earnings target and the per share offering price, respectively.

Dehaier has revised the referenced sections to clarify the valuation process.

Dehaier and the placement agent agreed to value Dehaier on a forward-looking basis at approximately 6.6 times estimated net income for 2010. Dehaier and the placement agent agree that this multiple approximates the valuation multiples utilized in similar offerings for similarly-sized companies. Ultimately, this valuation multiple was negotiated, and other companies and placement agents may have reached another number.

Dehaier then provided the placement agent with an estimate of its 2010 net income. This estimate is, of course, forward-looking and subject to the risk that Dehaier would be unable to reach this estimate. For this reason, the placement agent recommended that this estimate be rounded down to what it believed was a more conservative figure. Dehaier agreed to this reduction for purposes of valuation. Again, this valuation represents a negotiated amount, and other companies and placement agents could have reached other numbers. The valuation multiple was not used to determine the 2010 earnings target. As noted above, both numbers were independently determined and were subject to negotiation.

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

Given the 3 million shares outstanding prior to commencing the offering and the agreed value of approximately $24 million, the value of each of those pre-IPO shares would be $8 per share ($24,000,000 divided by 3,000,000 shares). This is the assumed offering price.

The per-share target of $0.80 has been calculated by dividing the targeted 2010 net income ($3,600,000) by the number of shares to be outstanding immediately after closing the offering (4,500,000). This number excludes any shares issuable under the option pool or underlying the placement agent warrants.

We sell our products primarily to distributors…, page 13

4.	Please revise to disclose if any penalties will be incurred by Dehaier if the company terminates a relationship with a distributor for underperformance. Please also revise to clarify whether a distributor can terminate its relationship with Dehaier without penalty.

Dehaier has revised the disclosure to clarify that Dehaier will not incur any penalties if it terminates a relationship with a distributor for underperformance. Furthermore, a distributor can terminate its relationship with Dehaier without penalty. Dehaier does not enter into long term agreements with distributors to distribute products over time. Rather, distributors simply agree to purchase a certain amount of product from Dehaier. Dehaier does not have the ability to compel any distributor to purchase additional products, and no distributor has the ability to compel Dehaier to sell them additional products. As such, if either Dehaier or a distributor chooses to end this relationship, there is no penalty. The sales from Dehaier to the distributor simply cease, and the relationship effectively ends.

We have applied to list our common shares for trading…, page 27

5.	We note your response to our prior comment 11. Please revise the heading of this risk factor to clarify that while you believe that you currently meet the objective net income test, you have not been informed that you have been accepted for listing on the NASDAQ Capital Market.

Dehaier has received notice that it has been accepted for listing on the NASDAQ Capital Market. A copy of the approval letter from NASDAQ has been enclosed under separate cover. Dehaier has revised the risk factor accordingly.

Recent Corporate Developments, page 57

6.	We note the disclosure identified in your response to prior comment 2. However, if you intend to request acceleration prior to inclusion of your financial statements for the year ended December 31, 2009, please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and fiscal year and specifically discuss any unusual transactions, events or trends. To the extent that this information is not currently available, then please indicate as such.

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

Dehaier has revised the disclosure to discuss recent developments since September 30, 2009. However, audited financial statements for the period ended December 31, 2009 are not yet available. As such, Dehaier has not included any audited financial information or analysis thereof for the period ended December 31, 2009.

Executive Compensation, page 77

7.	Please revise to update your disclosure. Refer to Item 402 of Regulation S-K.

Dehaier has revised the disclosure to include executive compensation information for the year ended December 31, 2009.

Related Party Transactions, page 82

8.	We note your response to our prior comment 4 and re-issue in part. Please revise your disclosure under the heading “Related Party Transactions” to provide the information required by Item 404 of Regulation S-K with respect to any agreements or arrangements between BTL, BDL, and Dehaier. For example, and without limitation, you should disclose the name of the related person and the related person’s interest in the transaction, the approximate dollar value of the amount involved in the transaction, the largest amount of principal outstanding on the loans, the amount of debt outstanding as of the latest practicable date, the amount of principal paid, and whether BTL will continue to make payments if BDL defaults on its bank loan. Refer to Item 404 of Regulation S-K.

Dehaier has revised the disclosure under the heading “Related Party Transactions” to provide the information required by Item 404 of Regulation S-K.

Tax Matters Applicable to U.S. Holders Of Our Common Stock, page 94

9.	Please revise this section to clarify that counsel has provided a discussion of, rather than a description of, all material tax consequences.

Dehaier has revised the referenced disclosure to state that counsel has provided a discussion of, rather than a description of, all material tax consequences.

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

People’s Republic of China Enterprise Taxation, page 94

10.	The first paragraph of this section states that the disclosure is designed to “highlight” enterprise-level taxation. Please delete the first paragraph of this section or revise to clarify that this section discusses all material PRC tax consequences. The discussion is counsel’s opinion, therefore, it is not appropriate to state that tax issues are merely highlighted.

Dehaier has deleted the referenced paragraph.

Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies

Basis of Consolidation, page F-7

11.	We note your response to prior comment 17 that Dehaier, BDL and BTL were under common control at the time BDL and BTL were initially consolidated with Dehaier since Mr. Chen owned more than 50% of the voting ownership interest of Dehaier, BDL and BTL. We also see that on October 31, 2009 each share of preferred stock was converted into common shares on a 1-to-1 basis and those entities do not appear to be under common control subsequent to October 31, 2009. Please tell us how you considered whether the conversion of the shares was a reconsideration event under FASB ASC 810-10-25-39 which would require you to reconsider whether BDL continues to be the primary beneficiary under the new circumstances.

Pursuant to FASB ASC 810-10-25-39, BDL reconsidered whether it is the primary beneficiary of BTL on October 31, 2009, when Dehaier’s preferred stock was converted into common shares. While such conversion dilutes Mr. Chen’s interest in BDL such that BDL and BTL are not under common control after October 30, 2009, BDL still has the obligation to absorb the expected losses of BTL. BTL is still a variable interest entity because all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties. BDL is BTL’s only customer referral source

Exhibit 10.24 describes the understanding that BDL has had with BTL since inception, which is that BDL would continue to loan money to BTL as needed to fund its working capital. Such oral understanding was memorialized in a written agreement on March 3, 2010, such that BDL would absorb BTL’s losses. This Loss Absorption Agreement is being filed as a Exhibit 10.26 to this amendment to Form S-1.

Exhibits

Exhibit 5.1

12.	We note your response to prior comment 22. However, the language from “… and we express no opinion…” to the end of the third paragraph appears to be intended to limit your opinion. Please explain or revise to provide an unqualified opinion. Please also note that we were unable to locate revisions to the third paragraph of Exhibit 5.2 which should also be revised to provide an unqualified opinion as to British Virgin Islands law.

Virginia counsel and British Virgin Islands counsel have revised their respective opinions to provide unqualified opinions. The revised third paragraph of Exhibit 5.1 now reads, “The following opinion is given as to matters of Virginia law.” The revised third paragraph of Exhibit 5.2 now reads, “The following opinion is given as to matters of British Virgin Islands law.”

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

Exhibit 5.2

13.	Revise to opine that the securities will be duly authorized.

BVI counsel for Dehaier has revised its opinion to opine that the securities will be “duly authorized.”

14.	We note your response to prior comment 20 and reissue that comment in part. With respect to exhibit 5.2, remove overbroad assumptions, including those related to company meetings and resolutions and the absence of prohibitions. Note that the examples cited are not intended as an exhaustive list.

BVI counsel has revised its opinion to remove overbroad assumptions and has relied instead on an officer’s certificate as to factual matters.

15.	Please delete the second-to-last paragraph of the opinion or tell us why it is necessary to the opinion rendered.

Dehaier has deleted the referenced paragraph.

Exhibits 8.1, 8.2 and 8.3

16.	Please revise the exhibit 8 short-form opinions to clearly state that the discussion in the tax consequences section of the prospectus is counsel’s opinion. It is not appropriate for the short-form opinion to state that the statements in the prospectus are accurate in all material respects or are an accurate summary or discussion of the tax consequences.

Counsels have revised their opinions to state explicitly that the discussion in the tax consequences section of the prospectus is counsels’ opinion.

17.	The opinions state that counsel assumes no obligation to revise or supplement the exhibit 8 opinions in the event of any changes in law or fact arising after the date thereof. Implications that the opinion does not speak as of the effective date are inappropriate. Please revise.

Counsel’s have removed the dates from their opinions and has filed such as form opinions, to be dated and re-filed as Part II amendments to the registration statement prior to effectiveness. As such the opinions will speak as of the date of effectiveness.

Daniel Morris, Esq.

Securities and Exchange Commission

March 3, 2010

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Fifth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.
Zachary B. Ring, Esq.

Enclosures:

Redlined copy of the Fifth Pre-Effective Amendment to

Fourth Pre-Effective Amendment of Registration Statement on Form S-1

(under separate cover)